

SEC 12060440 COMMISSION
Washington D.C. 20549

SEC
Mail Processing
Section

MAR 30 2012

Washington DC
405

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC File Number |
|---|
| 8-65860 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning 01/01/11 and ending 12/31/11

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
X-Change Financial Access LLC

| Official Use Only |
|---|
| Firm ID No. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
440 South LaSalle Street, Suite 2930
(No. and Street)

| Chicago | IL | 60605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Pete Scheffler (312)235-0320
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 W. 22nd Street, Suite 110
(No. and Street)

| Oak Brook | Illinois | 60523 |
|---|---|---|
| (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, **Pete Scheffler**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of X-Change Financial Access LLC as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Managing Member
Title



Notary Public


OFFICIAL SEAL
BONNIE SACKS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-10-2013

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# X-CHANGE FINANCIAL ACCESS LLC

## SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2011

DeMarco
Sciaccotta
Wilkens &
Dunleavy

Members of
X-Change Financial Access LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by X-Change Financial Access LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating X-Change Financial Access LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). X-Change Financial Access LLC's management is responsible for X-Change Financial Access LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
March 29, 2012

X-CHANGE FINANCIAL ACCESS LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2011

## SCHEDULE OF ASSESSMENT PAYMENTS

| | | |
|---|---|---|
| General Assessment | | $ 67,182 |
| Less Payments Made: | | |
| Date Paid | Amount | |
| 08-15-2011 | $30,946 | |
| | | 30,946 |
| Interest on late payment(s) | | 604 |
| Total Assessment Balance and Interest Due | | $ 36,840 |
| Payment made with Form SIPC 7 | | $ 36,840 |

See Accountant's Report

X-CHANGE FINANCIAL ACCESS LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Total revenue | $ 42,516,993 |
| Additions: | |
| Net loss in investment accounts | 41,818 |
| Total additions | $ 41,818 |
| Deductions: | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products | 12,249,033 |
| Revenues from commodity transactions | 0 |
| Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | 3,437,108 |
| Net gain from securities in investment accounts | 0 |
| Total interest and dividend expense but not in excess of total interest and dividend income | 0 |
| Other | 0 |
| Total deductions | $ 15,686,141 |
| SIPC NET OPERATING REVENUES | $ 28,872,670 |
| GENERAL ASSESSMENT @ .0025 | $ 67,182 |

**See Accountant's Report**

# X-CHANGE FINANCIAL ACCESS LLC

## STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Members of
X-Change Financial Access LLC

We have audited the accompanying statement of financial condition of X-Change Financial Access LLC as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the financial position of X-Change Financial Access LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
March 29, 2012

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

# X-CHANGE FINANCIAL ACCESS LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 2,155,049 |
| Brokerage fees receivable, net of allowance for doubtful accounts of $1,795,817 | 4,773,202 |
| Receivable from clearing organizations | 1,508,337 |
| Securities owned, at fair value | 931,202 |
| Office furniture and equipment, at cost (net of accumulated depreciation of $101,513) | 61,634 |
| Other assets | 534,276 |
| TOTAL ASSETS | $ 9,963,700 |

### LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 800,284 |
| Commissions payable | 960,623 |
| Guaranteed payments payable | 2,117,407 |
| Total Liabilities | $ 3,878,314 |
| Members' Capital | $ 6,085,386 |
| TOTAL LIABILITIES AND MEMBERS' CAPITAL | $ 9,963,700 |

The accompanying notes are an integral part of this financial statement.

# X-CHANGE FINANCIAL ACCESS LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED DECEMBER 31, 2011

### NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - X-Change Financial Access, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on April 9, 2001. The Company is registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) and is also a member of the Chicago Board Options Exchange (CBOE), the National Futures Association (NFA) and the International Securities Exchange (ISE). In addition, the Company has access to various other exchanges and trading associations. Its principal business activity is executing securities and commodity futures transactions on an agency basis.

Securities Transactions - Brokerage fee income is recorded at the time of the transaction. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer brokerage accounts and the aging of brokerage fees receivable. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Cash Flows - The Company paid $98,550 of accrued expenses with securities held for distribution. This transaction is accounted for as non-cash on the Statement of Cash Flows.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using the straight-line method over five and seven year periods.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. In addition, securities owned, consisting entirely of equity securities of $108,277 and securities registered under the Investment Company Act of 1940 of $822,925, have also been valued using Level 1 inputs. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - INCOME TAXES

As a limited liability company, the Company files as a partnership for income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

## NOTE 4 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. All employees 21 years of age and older that have completed one year of service are eligible to participate in the plan. The Company's contribution to the plan for 2011 was $176,764 and of this, $148,678 was included in accounts payable and accrued expenses at December 31, 2011.

## NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board Options Exchange and National Futures Association, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company's net capital and required net capital were $4,656,883 and $258,554 respectively. The ratio of aggregate indebtedness to net capital was 83%.

## NOTE 6 - EMPLOYMENT AGREEMENT

The Company had an employment agreement with an officer of the Company which expired on December 31, 2011. The agreement provided for payments of salary, bonuses and incentives. Bonuses were to be paid monthly, based upon 5% of the Company's net profits for the prior month. The incentive payments are based upon the generation of new revenues for the Company.

The agreement also provided for additional compensation should the Company sell all or a portion of its assets or its business. The infusion of capital from an outside party, a merger or other business combination would also require that compensation be paid to the officer.

The officer's employment status was terminated in February 2012.

## NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

Effective January 1, 2007, the Company adopted an amended and restated operating agreement. Some significant terms of the agreement are:

There are three classes of membership interests: Class A membership interests; Class B membership interests; and Class C membership interests. The operating agreement specifies the percentage to be allocated of ordinary income and loss from brokerage operations for each member in each class of membership interest and further distinguishes the percentage to be allocated of gain and loss from the sale of tangible and intangible assets acquired by the Company both before and after January 1, 2007 for each member of each class of ownership. Only Class A Members are entitled to vote at Company meetings. No membership class has preference with respect to returns of capital or distributions.

The unanimous vote, approval, or consent of Class A Members is required to determine the Company's managers, to amend the operating agreement and to dissolve the Company. The Company will automatically terminate upon the death or incapacity of all the Class A Members.

The managers of the Company are entitled to request additional capital contributions from some or all of the members, based upon the reason for the additional capital request. Managers must also approve the admission of new members to the Company.

The Company has the option to purchase any Class B or Class C membership for the value of a member's capital account at the end of the preceding month. If the purchase is affected for cause, as defined in the operating agreement, the former member is subject to the Non-Competition provisions contained in the agreement. The failure of a member to make any requested additional capital contributions, as stated in the previous paragraph, is classified as redemption for cause.

Members may also be subject to non-solicitation restrictions and involuntary withdrawal events, as they are defined in the agreement.

## NOTE 8 - RELATED PARTY INFORMATION

The Company is affiliated through common ownership with CX Capital Markets, LLC, a Futures Commission Merchant and Three Bridges Capital, LLC, which owns a registered introducing Broker/dealer.

## NOTE 9 - CLEARING AGREEMENT AND OFF-BALANCE SHEET RISK

On behalf of its customers the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts and exchange-traded and over-the-counter options. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivatives and other off-balance sheet financial instruments, as mentioned below.

In the normal course of business, the Company's customer activities involve the execution of security and commodity transactions on the floor of various security and commodity exchanges. These activities may expose the Company to off-balance-sheet risk in the event the customer or contra broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company has also entered into an agreement with a Futures Commission Merchant (FCM), whereby the Company forwards (introduces) certain customer futures transactions to the FCM. In addition, the Company has entered into similar agreements with two other securities Broker/dealers (Clearing Broker/dealers) whereby the Company introduces securities transactions to the Clearing Broker/dealers. Pursuant to these agreements, the Company forwards (introduces) customer futures and securities transactions to the FCM and Clearing Broker/dealers respectively, fully disclosing the customer name and other information.

## NOTE 9 - CLEARING AGREEMENT AND OFF-BALANCE SHEET RISK - *(Continued)*

The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM and the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of both agents on the Company's behalf. In consideration for introducing customers to the FCM and Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the FCM and Clearing Broker/dealers.

Pursuant to the terms of the aforementioned agreements, the Company is held responsible for any losses arising when the customers whose transactions have been introduced by the Company to the FCM and/or the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of these transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligation and it is necessary for the FCM and/or the Clearing Broker/dealers to purchase or sell the position at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

All of the aforementioned agreements may be terminated by either party, with 30-60 days prior written notification.

## NOTE 10 - COMMITMENTS

The Company has a lease on its primary business location in Chicago through November 2013.

In October 2011, the Company entered into an agreement through September 2013 to lease additional office space in Chicago. The Company is also subject to its proportionate share of the building's operating expenses.

In December 2011, the Company entered into an agreement through January 2015 to lease office space in New York. A portion of this space is subleased to a related party. The Company is also subject to its proportionate share of the building's operating expenses.

NOTE 10 – COMMITMENTS - *(Continued)*

The Company also leases space at two other locations. However, the expense associated with these two leases is actually borne by profit centers operating under the Company's umbrella. Both leases terminate in 2014.

The future minimum lease payments for the leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

| Year Ended December 31, | Totals |
|---|---|
| 2012 | $ 339,295 |
| 2013 | 286,577 |
| 2014 | 167,249 |
| 2015 | 48,587 |
| | $ 841,708 |

Additionally, effective March 2012, the Company entered into an agreement through February 2013 with an entity that provides futures and options billing and profit analysis software. Minimum subscription fees for this service are $5,000 per month.

Rent expense incurred for the year ended December 31, 2011 was $201,446.